UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  NOVEMBER 2003

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Translation of registrant’s name into English)

1053 Derwent Way, Delta, BC V3M 5R4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F …X… Form 40-F …….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……. No …X…

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________

News Release

Cryopak Announces 2004 Second Quarter Results

VANCOUVER, B.C. – November 25, 2003 – Cryopak Industries Inc. (TSX-V:CII) (OTCBB:CYPKF) today reported its results for the three-month period ended September 30, 2003.

Operating Results

Sales for the three-month period ended September 30, 2003 were $3.5 million, an increase of 29.1% over sales of $2.7 million during the same period last year. Gross profit for the three-month period decreased to $1.0 million from $1.1 million in the prior year. The relative strength of the Canadian dollar versus the US dollar in three-month period as compared to the same period last year had a negative impact on revenue, and gross margin, as the Company continues to sell a significant proportion of products into the United States and those sales are denominated in US dollars. As well, the second quarter is a seasonally slow quarter for retail sales of the Company’s products so consequently, the fixed manufacturing cost component of product costs decreased the gross margins.

Sales and marketing expenses for the three-month period totalled $1.1 million or 31.2 % of sales as compared with $0.5 million or 17.4% of sales in the prior period.  The increase in expenses was primarily due to an increase in the provision for doubtful accounts receivable, the write-off of certain advances, and the accrual of severance liabilities during the period.

General and administrative costs for the three-month period totalled $0.8 million or 22.6% of sales as compared with $0.7 million or 26.2% of sales in the prior period.  General and administrative expenses increased due to severance accruals and higher legal, accounting, and advisory costs as compared to the prior period. The increased legal, accounting, and advisory costs were in part due to the restatement of the previously reported quarterly results for Fiscal 2003 and the ongoing convertible loan agreement negotiations. However, as part of the Company’s cost reduction initiatives, general and administrative costs have been significantly reduced going forward, the results of which will begin to be seen in the third quarter of Fiscal 2004. Already in this quarter there has been a reduction in corporate printing, financial and public relations costs as a result of the decrease in focus on investor relations activities.

The net loss for the three-month period ended September 30, 2003 was $1.4 million, which is in alignment with management’s expectations, based on the restructuring initiatives that were put in place during the quarter.

Convertible Loan Agreement

The Company also announced today that it has extended to December 5, 2003 the expiry date for the offer to the holders of the $3.6 million convertible loan agreement (the “CLA”) to amend and restate the CLA. Completion of the amendment is subject to regulatory and other approvals and is conditional upon a minimum overall acceptance of the amended terms by holders representing not less than 80% of the outstanding dollar amount of the CLA. To-date the Company has received certificates representing 51% of the total outstanding dollar amount of the CLA. Management continues to discuss the amended terms of the CLA with representatives for the other certificate-holders.

CRYOPAK INDUSTRIES INC.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

September 30,

March 31,

2003

2003

(Unaudited)

Assets

Current assets:

Short-term investments

$

6,133

$

6,133

Accounts receivable

1,981,951

3,999,698

Advances to related company

71,284

88,590

Inventory

1,478,323

2,164,001

Prepaid expenses

128,556

281,147

3,666,247

6,539,569

Property, plant and equipment

1,816,810

1,846,592

Long-term deposits

112,285

112,285

Intangibles and other assets

1,274,402

1,501,981

Goodwill

5,953,268

5,953,268

$

12,823,012

$

15,953,695

Liabilities and Shareholders’ Equity

Current liabilities:

Bank indebtedness

$

778,485

$

2,621,928

Accounts payable and accrued liabilities

3,726,776

3,658,897

Deferred revenues

117,366

123,408

Current portion of notes payable to related parties

833,333

166,667

Current portion of obligations under capital lease

239,089

210,424

Convertible loan

3,637,500

3,610,180

9,332,549

10,391,504

Note payable to related parties

166,667

333,333

Obligations under capital lease

471,724

366,204

9,970,940

11,091,041

Shareholders’ equity:

Share capital

7,736,061

7,736,061

Convertible loan

-

373,735

Warrants

225,610

225,610

Share purchase loan

(394,000)

(394,000)

Contributed surplus

670,114

296,379

Deficit

(5,385,713)

(3,375,131)

2,852,072

4,862,654

$

12,823,012

$

15,953,695

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Operations and Deficit

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2003 and 2002

Three months ended

Six months ended

September 30,

September 30,

2003

2002

2003

2002

Sales

$

3,484,930

$

2,700,230

$

9,640,425

$

5,406,892

Cost of sales

2,488,067

1,556,518

6,422,045

2,809,003

Gross profit

996,863

1,143,712

3,218,380

2,597,889

Expenses:

Sales and marketing

1,086,115

470,640

2,186,708

1,094,077

Administration

788,153

708,506

1,717,010

1,112,295

Amortization

268,408

83,866

525,598

152,060

Interest on bank operating line

50,374

18,948

106,513

24,339

2,193,050

1,281,960

4,535,829

2,382,771

Earnings (loss) from operations

(1,196,187)

(138,248)

(1,317,449)

215,118

Other earnings (expenses):

Other income (expenses)

22,556

20,024

(294,885)

35,151

Interest on long-term debt and
financing costs

(213,195)

(177,004)

(398,248)

(376,730)

Loss for the period

(1,386,826)

(295,228)

(2,010,582)

(126,461)

Deficit, beginning of period

(3,998,887)

(279,272)

(3,375,131)

(448,039)

Deficit, end of period

$

(5,385,713)

$

(574,500)

$

(5,385,713)

$

(574,500)

Loss per common share:

Basic

$

(0.04)

$

(0.01)

$

(0.06)

$

0.00

Diluted

$

(0.04)

$

(0.01)

$

(0.06)

$

0.00

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2003 and 2002

Three months ended

Six months ended

September 30,

September 30,

2003

2002

2003

2002

Cash provided by (used) in:

Operations:

Net loss for the period

$

(1,386,826)

$

(295,228)

$

(2,010,582)

$

(126,461)

Items not involving cash:

Amortization

268,408

114,690

525,598

205,389

Accretion of convertible loan

-

35,560

27,320

70,762

Stock-based compensation

26,023

38,504

Write-off deferred financing

-

-

67,127

-

Loss on disposal of property,

   plant and equipment

548

-

5,472

-

Changes in non-cash operating working capital:

Accounts receivable

1,881,211

456,818

2,017,747

(487,149)

Advances to related company

4,430

12,339

17,306

33,330

Prepaid expenses

179,998

(42,066)

152,591

(131,678)

Inventory

(127,039)

(359,482)

685,678

(729,584)

Deferred revenues

(16,758)

66,451

(6,042)

147,829

Accounts payable and accrued
liabilities

366,803

411,074

67,879

63,206

1,170,775

426,179

1,550,094

(915,852)

Investments:

Acquisition of property, plant and
equipment

(54,855)

(120,584)

(88,002)

(205,159)

Term deposit - restricted

-

(19,363)

-

(4,025,343)

(54,855)

(139,947)

(88,002)

(4,230,502)

Financing:

Change in bank indebtedness

(1,553,950)

(270,994)

(1,843,443)

223,858

Issuance of shares for cash

-

6,500

-

6,025,500

Issuance/(Repayment) of notes payable

500,000

(32,000)

500,000

(460,462)

Share issue costs

-

(7,920)

-

(545,260)

Repayment of capital lease obligations

(61,970)

(35,196)

(118,649)

(89,559)

(1,115,920)

(339,610)

(1,462,092)

5,154,077

Increase (decrease) in cash and cash
equivalents

-

(53,378)

-

7,723

Cash and cash equivalents, beginning
of period

-

103,716

-

42,615

Cash and cash equivalents, end of
period

$

-

$

50,338

$

-

$

50,338

About Cryopak

Cryopak Industries Inc. develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, as well as flexible hot and cold compresses, gel packs, and instant hot and cold packs. For more information about Cryopak Industries Inc. or its products, visit the Company’s Website at www.cryopak.com or call 1.800.735.8922.

Cryopak Industries Inc. trades on both the TSX Venture Exchange and the OTC Bulletin Board (TSX-V:CII and OTCBB:CYPKF).

ON BEHALF OF THE BOARD OF DIRECTORS

John Morgan, President, CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain statements contained herein are “forward-looking” statements (as such term is defined in the Private Securities Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements.

FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:	☒ Schedule A
☒ Schedules B & C (place X in appropriate category)
ISSUER DETAILS:
NAME OF ISSUER:	Cryopak Industries Inc.
ISSUER ADDRESS:	1053 Derwent Way Delta, BC V3M 5R4
CONTACT NAME:	Martin Carsky
CONTACT POSITION:	Chief Financial Officer
CONTACT TELEPHONE NUMBER:	(604) 515-7977 Ext. 114
ISSUER TELEPHONE NUMBER: ISSUER FAX NUMBER: CONTACT E-MAIL ADDRESS: WEB SITE ADDRESS: FOR QUARTER ENDED:	(604) 515-7977 (604) 515-7978 mcarsky@cryopak.com www.cryopak.com September 30, 2003
DATE OF REPORT (YY/MM/DD):	2003/11/26

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

/s/ “John F. Morgan”

John F. Morgan

2003/11/26

DIRECTOR’S SIGNATURE

PRINT FULL NAME

DATE SIGNED (YY/MM/DD)

/s/ “John A. McEwen”

John A. McEwen

2003/11/26

DIRECTOR’S SIGNATURE

PRINT FULL NAME

DATE SIGNED (YY/MM/DD)

CRYOPAK INDUSTRIES INC.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

September 30,

March 31,

2003

2003

(Unaudited)

Assets

Current assets:

Short-term investments

$

6,133

$

6,133

Accounts receivable

1,981,951

3,999,698

Advances to related company

71,284

88,590

Inventory

1,478,323

2,164,001

Prepaid expenses

128,556

281,147

3,666,247

6,539,569

Property, plant and equipment

1,816,810

1,846,592

Long-term deposits

112,285

112,285

Intangibles and other assets

1,274,402

1,501,981

Goodwill

5,953,268

5,953,268

$

12,823,012

$

15,953,695

Liabilities and Shareholders’ Equity

Current liabilities:

Bank indebtedness

$

778,485

$

2,621,928

Accounts payable and accrued liabilities

3,726,776

3,658,897

Deferred revenues

117,366

123,408

Current portion of notes payable to related parties

833,333

166,667

Current portion of obligations under capital lease

239,089

210,424

Convertible loan

3,637,500

3,610,180

9,332,549

10,391,504

Note payable to related parties

166,667

333,333

Obligations under capital lease

471,724

366,204

9,970,940

11,091,041

Shareholders’ equity:

Share capital

7,736,061

7,736,061

Convertible loan

-

373,735

Warrants

225,610

225,610

Share purchase loan

(394,000)

(394,000)

Contributed surplus

670,114

296,379

Deficit

(5,385,713)

(3,375,131)

2,852,072

4,862,654

$

12,823,012

$

15,953,695

Operations (note 2)

See accompanying notes consolidated financial statements.

Approved on behalf of the Board:

/s/ “John Morgan”

Director

/s/ “John McEwen”

Director

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Operations and Deficit

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2003 and 2002

Three months ended

Six months ended

September 30,

September 30,

2003

2002

2003

2002

Sales

$

3,484,930

$

2,700,230

$

9,640,425

$

5,406,892

Cost of sales (Schedule 1)

2,488,067

1,556,518

6,422,045

2,809,003

Gross profit

996,863

1,143,712

3,218,380

2,597,889

Expenses:

Sales and marketing (Schedule 2)

1,086,115

470,640

2,186,708

1,094,077

Administration (Schedule 3)

788,153

708,506

1,717,010

1,112,295

Amortization

268,408

83,866

525,598

152,060

Interest on bank operating line

50,374

18,948

106,513

24,339

2,193,050

1,281,960

4,535,829

2,382,771

Earnings (loss) from operations

(1,196,187)

(138,248)

(1,317,449)

215,118

Other earnings (expenses):

Other income (expenses)

22,556

20,024

(294,885)

35,151

Interest on long-term debt and
financing costs

(213,195)

(177,004)

(398,248)

(376,730)

Loss for the period

(1,386,826)

(295,228)

(2,010,582)

(126,461)

Deficit, beginning of period

(3,998,887)

(279,272)

(3,375,131)

(448,039)

Deficit, end of period

$

(5,385,713)

$

(574,500)

$

(5,385,713)

$

(574,500)

Loss per common share (note 4):

Basic

$

(0.04)

$

(0.01)

$

(0.06)

$

0.00

Diluted

$

(0.04)

$

(0.01)

$

(0.06)

$

0.00

See accompanying notes consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2003 and 20002

Three months ended

Six months ended

September 30,

September 30,

2003

2002

2003

2002

Cash provided by (used) in:

Operations:

Net loss for the period

$

(1,386,826)

$

(295,228)

$

(2,010,582)

$

(126,461)

Items not involving cash:

Amortization

268,408

114,690

525,598

205,389

Accretion of convertible loan

-

35,560

27,320

70,762

Stock-based compensation

26,023

38,504

Write-off deferred financing

-

-

67,127

-

Loss on disposal of property,

   plant and equipment

548

-

5,472

-

Changes in non-cash operating working capital:

Accounts receivable

1,881,211

456,818

2,017,747

(487,149)

Advances to related company

4,430

12,339

17,306

33,330

Prepaid expenses

179,998

(42,066)

152,591

(131,678)

Inventory

(127,039)

(359,482)

685,678

(729,584)

Deferred revenues

(16,758)

66,451

(6,042)

147,829

Accounts payable and accrued
liabilities

366,803

411,074

67,879

63,206

1,170,775

426,179

1,550,094

(915,852)

Investments:

Acquisition of property, plant and
equipment

(54,855)

(120,584)

(88,002)

(205,159)

Term deposit - restricted

-

(19,363)

-

(4,025,343)

(54,855)

(139,947)

(88,002)

(4,230,502)

Financing:

Change in bank indebtedness

(1,553,950)

(270,994)

(1,843,443)

223,858

Issuance of shares for cash

-

6,500

-

6,025,500

Issuance/(Repayment) of notes payable

500,000

(32,000)

500,000

(460,462)

Share issue costs

-

(7,920)

-

(545,260)

Repayment of capital lease obligations

(61,970)

(35,196)

(118,649)

(89,559)

(1,115,920)

(339,610)

(1,462,092)

5,154,077

Increase (decrease) in cash and cash
equivalents

-

(53,378)

-

7,723

Cash and cash equivalents, beginning
of period

-

103,716

-

42,615

Cash and cash equivalents, end of
period

$

-

$

50,338

$

-

$

50,338

Supplementary cash flow information (note 6)

See accompanying notes consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2003 and 2002

1.

Consolidated financial statement presentation:

These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company.  The disclosures in these interim consolidated financial statements do not meet all disclosure requirements of generally accepted accounting principles for annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as the annual consolidated financial statements.

2.

Operations:

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles.  The going concern basis of presentation assumes the Company will continue in operation through the next fiscal year and into the foreseeable future and will be able to realize on its assets and discharge its liabilities and commitments in the normal course of business.  Certain conditions, discussed below, currently exist which raise substantial doubt upon the ability of the Company to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.  If the Company is unable to continue as a going concern, assets and liabilities would require restatement to a liquidation basis, which would differ materially from the going concern basis.

During the six months ended September 30, 2003, the Company incurred a loss of $2,010,582.  During the years ended March 31, 2003, 2002 and 2001, the Company incurred losses of $2,420,842, $273,759 and $1,390,621, respectively, and during the year ended March 31, 2003, the Company experienced negative cash flows from operations of $1,446,083.  As at September 30, 2003 the deficit is $5,385,713 and the working capital deficiency is $5,666,302.  The Company was in violation of certain debt covenants as at September 30, 2003.  In addition, during the quarter, the Company continues to be in default on the repayment of the principal and accrued interest of the convertible loan which was due on June 7, 2003.

The Company’s future operations are dependent upon the continued market acceptance of its products and services, the Company’s ability to secure sufficient financing to continue development of its business, the successful renegotiation of the terms of repayment of the convertible loan, obtaining a waiver from its lender with respect to the Company’s violation of certain debt covenants, complying with future debt covenant requirements, the continued support of creditors and shareholders and, ultimately, the achievement of profitable operations.  It is the Company’s intention to renegotiate the convertible loan repayment terms and to obtain additional financing in order to comply with its debt covenants and to satisfy its working capital and other cash requirements.  There can be, however, no certainty that financing will be available or be available on reasonable terms, that the Company will be able to successfully renegotiate the convertible loan repayment terms, or that the Company will be able to comply with its debt covenants in the future.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2003 and 2002

3.

Stock-based compensation:

The Company applies settlement accounting to account for stock-based employee compensation awards, and accordingly no compensation expense has been recognized for the Company’s fixed stock option plan.  Had compensation expense for the Company's stock based compensation issued on or after April 1, 2002 been determined based on the fair value at the applicable grant dates, the Company’s loss would have been increased to the pro forma amounts indicated below.  The increase in loss would not change disclosed loss per common share amounts.

	Three months ended		Six months ended
	September 30,		September 30,
	2003	2002	2003	2002

Loss:
As Reported	$ (1,386,826)	$ (295,228)	$ (2,010,582)	$ (126,461)
Pro forma	(1,449,152)	(321,251)	(2,138,719)	(164,965)

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three months ended		Six months ended
	September 30,		September 30,
	2003	2002	2003	2002

Risk-free interest rate	3.67%	3.75%	3.67%	3.75%
Dividend yield	0%	0%	0%	0%
Expected lives	4.5 years	4.5 years	4.5 years	4.5 years
Volatility	194%	107%	194%	107%

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2003 and 2002

4.

Loss per common share:

The following tables set out the basic and diluted number of shares outstanding:

For the three months ended September 30, 2003:

2003

2002

Weighted

Weighted

average

average

number

number

of common

of common

shares

Per share

shares

Per share

Loss

outstanding

amount

Loss

outstanding

amount

Loss per common share:

Basic

$

(1,386,826)

33,085,944

$

(0.04)

$

(295,228)

30,712,879

$

(0.01)

Stock options

-

-

-

-

-

-

Diluted

$

(1,386,826)

33,085,944

$

(0.04)

$

(295,228)

30,712,879

$

(0.01)

For the six months ended September 30, 2003:

2003

2002

Weighted

Weighted

average

average

number

number

of common

of common

shares

Per share

shares

Per share

Loss

outstanding

amount

Loss

outstanding

amount

Loss per common share:

Basic

$

(2,010,582)

33,085,944

$

(0.06)

$

(126,461)

28,745,805

$

0.00

Stock options

-

-

-

-

-

-

Diluted

$

(2,010,582)

33,085,944

$

(0.06)

$

(126,461)

28,745,805

$

0.00

The effect of stock options, warrants, and convertible loan are anti-dilutive for the three months and six months ended September 30, 2003 and therefore have not been included in the calculation of diluted loss per share.

5.

Significant customer:

During the six months ended September 30, 2003, the Company sold approximately $1,125,452 ($1,289,000 – September 30, 2002) of merchandise to a significant customer.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2003 and 2002

6.

Supplementary cash flow information:

Three months ended

Six months ended

September 30,

September 30,

2003

2002

2003

2002

Interest paid

$

65,615

$

34,705

$

133,676

$

852,724

Interest received

-

661

-

9,804

Non-cash financing and investing
activities:

Deferred finance costs amortized
to share capital

-

-

-

96,856

375,000 warrants issued as
finders fee

-

-

-

225,610

Equipment acquired under
capital lease

-

-

252,834

-

CRYOPAK INDUSTRIES INC.

Consolidated Cost of Sales

Schedule 1

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2003 and 2002

Three months ended

Six months ended

September 30,

September 30,

2003

2002

2003

2002

Freight and brokerage fees

$

352,609

$

300,847

$

857,554

$

512,915

Purchases

1,315,315

697,050

3,686,874

1,231,973

Rent and utilities

110,454

58,453

252,062

118,706

Repair and maintenance

45,636

62,807

79,483

94,315

Testing charges

43,348

46,244

68,986

60,683

Warranty costs

-

19,558

892

35,991

Wages

620,705

371,559

1,476,194

754,420

Total cost of sales

$

2,488,067

$

1,556,518

$

6,422,045

$

2,809,003

Consolidated Sales and Marketing Expenses

Schedule 2

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2003 and 2002

Three months ended

Six months ended

September 30,

September 30,

2003

2002

2003

2002

Bad debt

$

214,445

$

40,000

$

227,386

$

40,000

Marketing

242,776

33,240

472,943

270,335

Royalties

49,741

31,378

132,719

66,780

Salaries and benefits

448,894

202,823

1,039,208

450,223

Travel and entertainment

101,530

146,471

258,487

235,507

Vehicle

28,729

16,728

55,965

31,232

$

1,086,115

$

470,640

$

2,186,708

$

1,094,077

CRYOPAK INDUSTRIES INC.

Consolidated Administration Expenses

Schedule 3

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2003 and 2002

Three months ended

Six months ended

September 30,

September 30,

2003

2002

2003

2002

Corporate printing, financial and

   public relations

$

19,314

$

75,596

$

84,232

$

137,107

Management and consulting fees

124,674

355,756

491,370

477,598

Office supplies and stationary

187,764

64,933

399,367

142,319

Professional fees

163,035

123,210

259,794

192,591

Rent

12,162

23,084

25,385

43,692

Salaries and benefits

239,254

36,483

374,338

65,100

Telephone

34,001

17,196

67,310

35,646

Filing, listing and transfer agent fees

7,947

12,248

15,214

18,242

$

788,153

$

708,506

$

1,717,010

$

1,112,295

CRYOPAK INDUSTRIES INC.

SUPPLEMENTARY INFORMATION

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003

1.

Analysis of Expenses and Deferred Costs

Management and consulting fees are as follows:

Amounts paid to companies owned by a director and former officer	$63,900
Consulting fees to non-arm’s length parties	43,333
Consulting fees to arm’s length parties	17,441
Total	$124,674

2.

Related Party Transactions

Related party transactions not otherwise disclosed in these consolidated financial statements are as follows:

a)

Management fees are comprised of $63,900 paid to a company owned by a director and officer of the Company.

b)

Consulting fees in the amount of $43,333 were paid to a company managed by a former officer of the Company.

c)

Royalties in the amount of $8,474 were paid to a company owned by a former director of the Company.

3.

Securities Issued and Options Granted

a)

Securities Issued

Date of Issue	Type of Security	Number of Shares	Price	Total Proceeds & Consideration	Commission Paid

Issuance of Earn-Out Shares
Aug 12/03	Common shares	168,750	N/A	N/A	Nil

b)  Options Granted

Optionee	# of Shares	Exercise Price	Expiry Date	Date of Grant

Martin Carsky	100,000	$0.52	June 18/08	June 18/03
Chris Ebbehoj	100,000	$0.45	July 15/08	July 15/03
Steve Belitzky	250,000	$0.40	Aug 12/08	Aug 12/03
Martin Carsky	50,000	$0.47	Sept 9/08	Sept 9/03

4.

Summary of Securities

a)  Authorized Share Capital

100,000,000	Common shares without par value
100,000,000	Class A preferred shares without par value, of which 1,500 are designated Class A convertible voting preferred shares, Series 1
32,464,054	Shares issued and outstanding
$ 10,083,220	Value of shares issued and outstanding

b)

Type of Security	# of Shares	Conversion/ Exercise Price	Expiry Date

Options	50,000	$ 0.91	October 1, 2003
	750,000	0.76	March 19, 2004
	316,000	0.57	February 1, 2005
	300,000	USD0.60	April 30, 2005
	80,000	0.65	July 13, 2005
	147,000	0.52	September 8, 2005
	510,000	0.63	September 15, 2005
	430,000	0.80	February 15, 2006
	50,000	0.68	March 27, 2006
	10,000	0.75	June 1, 2006
	170,000	0.50	June 27, 2006
	20,000	0.55	July 16, 2006
	50,000	0.68	September 18, 2006
	50,000	0.35	October 1, 2006
	225,000	0.91	October 1, 2006
	50,000	0.68	October 31, 2006
	125,000	1.00	March 1, 2007
	150,000	1.00	March 21, 2007
	130,000	0.80	August 29, 2007
	20,000	0.82	October 30, 2007
	450,000	0.95	October 30, 2007
	100,000	0.52	June 18, 2008
	100,000	0.45	July 15, 2008
	250,000	0.40	August 12, 2008
	50,000	0.47	September 9, 2008
Warrants	3,750,000	$ 1.25	April 26, 2004

c) 1,065,610 common shares held in escrow

5.

List of Directors and Officers

Directors	Officers
John McEwen, Chairman	John F. Morgan, President & CEO
John Morgan	Martin Carsky, CFO & Corporate Secretary
Ross Morrison
Donald Lyons

CRYOPAK INDUSTRIES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTH PERIODS ENDED SEPTEMBER 30, 2003

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto for the three and six month periods ending September 30, 2003, which are reported in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Business Overview

Cryopak is a leading provider of temperature controlling products.  We develop, manufacture and market quality temperature controlling products such as the patented Cryopak Flexible Ice™ Blanket, flexible hot and cold compresses, gel packs and instant hot and cold packs.  Cryopak products are used during transport to ensure critical temperature maintenance for pharmaceuticals, airline food and beverages, seafood and other perishable items.  Our products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications.  With more than 10 years of experience in research and development, Cryopak also offers testing and consulting services to help companies optimize their cold chain management programs.

Recent Developments

Restated Financial Statements

Subsequent to the filing of our interim financial statements for the three and nine months ended December 31, 2002, we became aware of certain accounting issues and initiated an inquiry into, and a review and evaluation of, our accounting practices.  As a result of this process, we became aware of certain accounting issues reported during the Fiscal 2003 reporting periods.  We undertook a detailed review of these financial statements and as a result, restated our previously issued financial statements for the three months ended June 30, 2002, the three and six months ended September 30, 2002, and the three and nine months ended December 31, 2002.  Any comparative figures discussed in this management’s discussion and analysis of financial condition are based on those restated financial statements.

Management Changes

In mid-June 2003, as a result of the performance of our Company for Fiscal 2003, we made some significant changes to our management team and we quickly implemented a review of our entire operation. The new management team has significantly reduced the personnel costs required to operate our business and has identified and reduced many other areas of non-essential spending.

As part of our cost reduction initiatives, we have significantly reduced our general and administrative costs going forward, the results of which will begin to be seen in the third quarter of Fiscal 2004. As a result of our decreased focus in investor relations activities, we have seen a reduction in corporate printing, and financial and public relations costs in this quarter.

As well, we have initiated a review of the Company’s product lines to see where margins can be improved, and we are in the process of installing a new management information system to generate more timely and reliable information which will enable us to better manage our business.

Convertible Loan Agreement

Our $3.6 million convertible loan (the “CLA”) matured on June 7, 2003 and we were unable to secure financing sufficient to retire the outstanding debt by that date.  In addition, we did not pay the interest accrued and payable on that date. We secured an interim extension to June 23, 2003 but have not received any formal extensions since that date. The principal and accrued interest owing on the CLA remains outstanding as at September 30, 2003.

On October 31, 2003 we announced that we had commenced an offer to the holders of the CLA to amend and restate the CLA and that we had reached an agreement with ICSOS S.A. of Geneva, Switzerland to the proposed amendments. ICSOS was the party of record under the original CLA and represents parties holding approximately a 40% interest of the total CLA. The offer is being made to the remaining holders with an interest in the CLA on the same terms.

The terms of the amended CLA will be substantially the same as those of the existing CLA, except that the principal amount will be increased to reflect accrued but unpaid interest, the reduction of the conversion price to $0.80 in the first year and $1.25 in the second year and the extension of the maturity date to June 7, 2005.

Completion of the amendment is subject to regulatory and other approvals and is conditional upon a minimum overall acceptance of the amended terms by holders representing not less than 80% of the outstanding dollar amount of the CLA.  The offer was initially due to expire on November 21, 2003 but we extended the expiry date to December 5, 2003.

Bridge Loan & Proposed Private Placement

On September 29, 2003 we announced that it in order to address our immediate cash needs we have secured a $500,000 bridge loan from an affiliate of Claridge Inc. The bridge loan bears interest at 12.5% per annum, and will be due and payable on demand after March 30, 2004, unless repaid earlier. The bridge loan is secured by a charge against our assets, and ranks behind our existing credit facilities with our bankers in terms of priority.  No bonus shares, warrants, finders fees or commissions, other than a 2.5% placement fee, was paid in connection with this loan.

In order to address our longer term financing needs, we have received commitments with respect to a non-brokered private placement to raise up to $1.5 million, subject to regulatory approval.  Under the terms of the proposed private placement, we plan to issue units at a price of $0.28 per Unit.  Each Unit will be comprised of one Common Share and one half of a Common Share Purchase Warrant, each Warrant entitling the holder to acquire one additional Common Share at a price of $0.37 per share for a period of 24 months from the date of closing.  It is anticipated that the Common Shares and Warrants will be subject to a four-month hold period. We expect to close this private placement during the month of November 2003. The net proceeds from the private placement are expected to be used for general working capital purposes and to repay the bridge loan.  A finder’s fee of up to 5% will be payable in connection with the private placement.

The above bridge loan and a portion of the private placement financing was made in conjunction with our settlement of a dispute that arose with the Claridge Inc. affiliate regarding the February, 2003 private placement.  Subject to regulatory approval, we anticipate issuing up to 500,000 Common Shares to settle that dispute.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  As described below, significant estimates are used in determining the allowance for doubtful accounts, inventory valuation, and useful lives of capital and intangible assets.  We evaluate our estimates on an ongoing basis, including those related to product returns, bad debts, inventories, investments, prepaid expenses, capital and intangible assets, income taxes, warranty obligations, contingencies and litigation, the allocation of purchase price on business acquisitions, and other contingencies.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

-

We record estimated reductions to revenue for customer returns based on historical experience.  If actual customer returns increase as a result of future product introductions or changes in product quality, we may be required to recognize additional reductions to revenue.

-

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.  If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

-

We provide for valuation reserves against our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated fair market value based upon assumptions about future demand and market conditions.  If actual market conditions are less favourable than those we project, additional inventory valuation reserves may be required.

-

We recorded intangible assets from acquisitions completed during Fiscal 2003 and Fiscal 2001.  Our acquired intangible assets are comprised of product technology, patents, trademarks, and customer relationships and are being amortized over their estimated useful lives.  Due to changes in technology or other factors affecting product life cycles, we may make subsequent adjustments to those estimates possibly reducing the amount of intangible assets in the period in which a change in estimate is made.

-

We have acquired specialized capital assets, which in some cases would have little value other than break-up value. If the market for our products changes and there is no use for these specialized assets, the carrying value of these assets may have to be reduced.

Results of Operations

Sales and Gross Profit

Sales for the three and six month period were $3.5 million and $9.6 million, an increase of 29.1% and 78.3% respectively, over sales of $2.7 million and $5.4 million during the same periods last year. The increase in sales occurred because of the acquisition of Ice-Pak in October 2002 and the inclusion of the Ice Pak results for the subsequent periods.

Gross profit for the three-month period decreased to $1.0 million from $1.1 million in the prior year, due to the lower gross profit on our existing product sales. Gross profit for the six-month period increased to $3.2 million from $2.6 million due to the addition of the gross profit from Ice-Pak. Gross profit for the three and six month period as a percentage of sales decreased from 42.4% and 48.0% to 28.6% and 33.4% due to a number of factors.

Firstly, the relative strength of the Canadian dollar versus the US dollar in three and six month periods as compared to the same periods last year had a negative impact on our revenue as we continue to sell a significant proportion of our products into the United States and those sales are denominated in US dollars. As well, we have been experiencing some increases in key raw materials costs and we were unable to pass our increased costs along to our customers because of competitive pressures.  In addition, we have experienced wage and related benefit increases for our plant workers, which has driven up our production costs. Finally, the consolidated results for both periods also include the lower margin sales from the Ice Pak operation and these sales also reduce our consolidated gross margin percentages.

Furthermore, our second quarter is a seasonally slow quarter for retail sales of our products so consequently, the fixed manufacturing cost component of our product costs decreased gross margins. Finally, at September 30, we have provided for consignment inventory held at some large retailers.

We currently do not, nor do we have any short-term plans to engage in any hedging activities to minimize the effects of foreign exchange gains or losses. We are however investigating the potential cost savings which may be available by moving more of our production to our Montreal location.

Sales and Marketing

Sales and marketing expenses consist of payroll and payroll-related expenses for sales and marketing personnel as well as costs of sales and marketing programs such as travel and entertainment, trade shows, advertising, seminars, and marketing publications.

Sales and marketing expenses for the three and six month periods totaled $1.1 million or 31.1 % of sales and $2.2 million or 22.7% of sales in the period as compared with $0.5 million or 17.4% of sales and $1.1 million or 20.2% in the prior period.  The increase in expenses for both periods was due to the increase in the provision for doubtful accounts receivable, the write-off of certain advances and the accrual of severance liabilities. Also, during the quarter, we incurred certain additional costs for benchmarking and testing of our pharmaceutical packaging solutions for which there was no corresponding revenue.

General and Administrative

General and administrative expenses consist of payroll and payroll-related expense for administration, finance, investor relations, internal information systems, general management, and other professional services.

General and administrative costs for the three and six month periods totaled $0.8 million or 22.6% of sales and $1.7 million or 17.8% of sales compared with $0.7 million or 26.2% of sales and $1.1 million or 20.6% of sales in the same periods for the prior year.  General and administrative expenses increased due to severance accruals and higher legal, accounting, and advisory costs as compared to the prior periods. The increased legal, accounting, and advisory costs were in part due to the restatement of our previously reported results and the ongoing CLA negotiations referred to under the heading “Recent Developments”.

As part of our cost reduction initiatives, we have significantly reduced our general and administrative costs going forward, the results of which will begin to be seen in the third quarter of Fiscal 2004. Already in this quarter we have seen the reduction in corporate printing, financial and public relations costs as a result of our decrease in focus on investor relations activities.

Amortization

Our amortization expenses increased during the three and six month periods as compared to the same periods last year, due to the purchase of Ice-Pak in October 2002.  We allocated $1.4 million of the purchase price to acquire Ice Pak to customer relationships, which is being amortized over five years.  The consolidated results of operations also include the additional amortization expenses incurred from the amortization of the Ice-Pak capital assets acquired.

Other Income/Expense

During the three and six month period, we incurred $0.2 million and $0.4 million of interest expense because of borrowings on our revolving credit facility, the convertible loan agreement and notes payable incurred as a result of the Ice-Pak acquisition.

Net Loss

Net loss per Common Share for the three and six month period was $0.04 and $0.06 as compared to a net loss per Common Share of $0.01 and $0.00 in the same periods in the prior year.

Liquidity and Capital Resources

Cash Resources and Liquidity

At September 30, 2003, we had negative working capital of $5.7 million as compared to negative working capital of $3.9 million at the end of Fiscal 2003.  At September 30, 2003 our short-term obligations include bank indebtedness, accounts payable and accrued liabilities, the convertible loan agreement, deferred revenue, and the current portion of notes payable and capital leases.

Our negative working capital position is primarily due to the inclusion of the $3.6 million convertible loan (the “CLA”) in current liabilities. The CLA matured on June 7, 2003 and we were unable to secure financing sufficient to retire the outstanding debt by that date.  In addition, we did not pay the interest accrued and payable on that date. We secured an interim extension to June 23, 2003 but have not received any formal extensions since that date. The principal and accrued interest owing on the CLA remains outstanding.

On October 31, 2003 we announced that we had commenced an offer to the holders of the CLA to amend and restate the CLA and that we had reached an agreement with ICSOS S.A. of Geneva, Switzerland to the proposed amendments. ICSOS was the party of record under the original CLA and represents parties holding approximately a 40% interest in the total CLA. The offer is being made to the remaining holders with an interest in the CLA on the same terms.

The terms of the amended CLA will be substantially the same as those of the existing CLA except that the principal amount will be increased to reflect accrued but unpaid interest, the reduction of the conversion price to $0.80 in the first year and $1.25 in the second year and the extension of the maturity date to June 7, 2005. Completion of the amendment is subject to regulatory and other approvals and is conditional upon a minimum overall acceptance of the amended terms by holders representing not less than 80% of the outstanding dollar amount of the CLA.  The offer was initially due to expire on November 21, 2003 but we extended the expiry date to December 5, 2003.

The Company has a comprehensive secured lending arrangement with a Canadian commercial bank.  The arrangement provides an operating line of credit totaling $6 million, secured by accounts receivable and inventory, subject to margin limits.  At September 30, 2003, this limit was $1.7 million and $0.8 million was drawn on the facility.  This facility is due on demand and bears interest at prime plus 1.25% per annum under its revised terms, as agreed to by the lender in an amended and restated facility letter. Subject to the completion of the private placement financing announced on September 29, 2003 and the successful extension of the convertible loan agreement, we will have cured the previous defaults under this facility.

On September 29, 2003 we secured a $500,000 bridge loan facility from an affiliate of Claridge Inc.  The bridge loan bears interest at 12.5% per annum and is due and payable on demand after March 30, 2004, unless repaid earlier. The loan is secured by a charge against the Company’s assets, which would rank in priority behind the Company’s existing secured credit facility.

Accounts receivable at September 30, 2003 was $2.0 million as compared to $4.0 million at the end of Fiscal 2003.  Inventory totals for September 30, 2003 were $1.5 million, down from $2.2 million at March 31, 2003.  We carry a supply of all required raw materials and packaging supplies in order to ensure efficient production and shipping of customer purchase orders.

Cash Flow from Operations

Cash flow from operations for the three and a six-month period was $1.2 million and $1.6 million compared with cash flow from operations of $0.4 million and cash used in operations of $0.9 million in the same periods for the prior year. Cash was used to pay down the bank debt by $1.6 million in the quarter compared to $0.3 million in the comparable quarter.  On a year to date basis, we have reduced bank debt by $1.8 million as compared to an increase in bank debt of $0.2 million in 2002.

Investing Activities

We monitor our costs and acquisitions of capital equipment on an ongoing basis to ensure that such costs are reasonable and necessary.

Financing Activities & Summary of Debt

As described under the heading “Cash Resources and Liquidity” we secured a new bridge loan facility on September 29, 2003.  Long-term debt is comprised of notes payable to related parties and capital lease obligations. These amounts owed to non-bank debt holders are summarized as follows:

	Total	Convertible Loan (1)	Notes Payable to Related Parties (2)	Bridge Loan (3)	Capital Lease Obligations (4)

Current portion	$ 4,709,922	$ 3,637,500	$ 333,333	$ 500,000	$ 239,089
Long term portion	638,391	--	166,667	--	471,724
Total	$ 5,348,313	$ 3,637,500	$ 500,000	$ 500,000	$ 710,813

(1)

The convertible loan matured on June 7, 2003 and bears interest at 10% per annum.  The Company was unable to repay the loan and is currently negotiating with the note holders for an extension. See “Cash Resources & Liquidity“

(2)

We did not pay the first installment of this note, which was due on September 30, 2003.  We are currently negotiating with the note holders for an extension or other resolution. The balance due to the note holders is due to be paid in two equal installments of $133,333 on September 30 of 2004 and 2005.  The notes pay interest at bank prime rate +2%.

(3)

We secured a new bridge loan facility on September 29, 2003. This facility bears interest at 12.5% and is due and payable on demand after March 20, 2004, unless earlier repaid.

(4)

The capital lease maturities range from 2004 to 2007 and are at various interest rates ranging from 9.3% to 18.0%.

We do not presently have any off-balance sheet arrangements, namely, any transaction, agreement or contractual arrangement to which an entity which is not consolidated in our financial results is a party and (i) under which we have any obligation under a guarantee contract or, (ii) a retainer or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity or for such assets or, (iii) any obligation under a derivative instrument that is indexed to our shares, or (iv) any obligation arising out of a variable interest, as defined under applicable accounting rules, in an unconsolidated entity that is held by, and is material to us, where that entity provides financing, liquidity, market or credit risk support to, or engages in leasing, hedging or other services with us (not including liabilities which may arise out of litigation or regulatory actions).

Risk Management

Business Risks

Although the market for our products appears to be expanding, our ability to remain competitive is dependent upon assessing changing markets and providing new products and services.  There can be no assurances that we will be able to do so or to meet changes in the marketplace or that the sale of new products will be profitable.  Some of our competitors have greater financial resources and may be able to sustain recurring losses to establish market share at our expense.

Foreign Exchange Risks And Inflation

In Fiscal 2003, we generated approximately 79% of our revenues in the United States.  We record U.S. dollar-denominated working capital items (generally cash, accounts receivable and certain accounts payable) in our financial statements in Canadian dollars translated at the closing spot rates for the U.S. dollar at the end of each month.   To date, we have not engaged in any currency hedging to minimize the effects of foreign exchange gains or losses.  We do not hold, and we have not entered into, a market risk sensitive instrument for trading purposes. We believe that inflation and other changes in prices have not had a material effect on us.

Outlook

Our short-term business goal is to generate positive cash flow while re-building our platform for future growth. The new management team has significantly reduced the personnel costs required to operate our business and has identified and reduced many other areas of non-essential spending. As well, we have initiated a review of the Company’s product lines to see where margins can be improved, and we are in the process of installing a new management information system to generate more timely and reliable information which will enable us to better manage our business. Our long-term goal is to achieve growth internally through increased sales of our existing products and externally by strategic acquisitions.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.

Registrant

November 26, 2003

“Martin Carsky”

Date

Signature

Martin Carsky

Name

Chief Financial Officer

Position